SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35396; File No. 813-00414

Greystone & Co. II LLC; Greystone Employee Investments LP

November 20, 2024

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order ("Order") under sections 6(b) and 6(e) of the Investment Company Act of 1940 (the "Act") granting an exemption from all provisions of the Act, except sections 9, 17, 30, and 36 through 53, and the rules and regulations under the Act (the "Rules and Regulations"). With respect to sections 17(a), (d), (e), (f), (g), and (j) of the Act, sections 30(a), (b), (e), and (h) of the Act and the Rules and Regulations and rule 38a-1 under the Act, applicants request a limited exemption as set forth in the application.

Summary of Application: Applicants request an order to exempt certain limited partnerships, limited liability companies, corporations, business or statutory trusts or other entities ("Funds") organized primarily for the benefit of eligible employees of Greystone & Co. II LLC and its affiliates from certain provisions of the Act. Each Fund will be an "employees' securities company" within the meaning of section 2(a)(13) of the Act.

Applicants: Greystone & Co. II LLC; and Greystone Employee Investments LP.

Filing Dates: The application was filed on January 2, 2024 and amended on May 21, 2024.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing

requests should be received by the Commission by 5:30 p.m. on December 16, 2024, and should

be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a

certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature

of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the

reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by emailing the Commission's Secretary at Secretarys-

Office@sec.gov.

ADDRESSES: mailto: The Commission: Secretarys-Office@sec.gov. Applicant: Gary Levine,

Greystone & Co. II LLC, gary.levine@greyco.com; Vadim Avdeychik, Clifford Chance US

LLP, Vadim.avdeychik@cliffordchance.com.

FOR FURTHER INFORMATION CONTACT: Chris Chase, Senior Counsel, or Lisa Reid

Ragen, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's

Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and

conditions, please refer to Applicants' first amended and restated application, dated May 21,

2024, which may be obtained via the Commission's website by searching for the file number at

the top of this document, or for an Applicant using the Company name search field, on the SEC's

EDGAR system.

The SEC's EDGAR system may be searched at,

http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the

SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.